

December 4, 2012

Anthony E. Malkin
Chairman, Chief Executive Officer and President
Empire State Realty Trust, Inc.
One Grand Central Place
60 East 42nd Street
New York, New York 10165

> **Re:** **Empire State Realty Trust, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed November 2, 2012**
> **File No. 333-179486**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed November 2, 2012**
> **File No. 333-179485**

Dear Mr. Malkin:

We have reviewed your registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your registration statements and the information you provide in response to these comments, we may have additional comments.

General

1.   The comments and page references below refer to the Form S-4 as filed on November 2, 2012. We have included below comments specific to the Form S-11, but to the extent the S-4 comments are also applicable to disclosure in the Form S-11, please revise the Form S-11 accordingly.

2.   You have added disclosure throughout the document that the enterprise value at the pricing of the IPO could be at a "material and substantial" discount to the aggregate exchange value.   Please provide investors more detailed information regarding this valuation risk. For example, please:

- Disclose on the cover page that participants will not know at the time of the consent the value of the securities that they can expect to receive and that the actual value may be significantly lower than the exchange value;

- Provide a sensitivity analysis showing hypothetical per unit valuations based on a reasonable range of estimated IPO enterprise values;

- Include on the cover page of the prospectus a cross reference to the sensitivity analysis; and

- Confirm to us your acknowledgement that you will conduct a resolictation of participants to the extent the eventual enterprise value is lower than the lowest enterprise value presented in the sensitivity analysis.

3.   We note your response to comment 18 of our letter dated August 31, 2012. Please revise your disclosure to inform security holders that, if changes to the disclosure are sufficiently material, or if the consolidation and IPO are significantly delayed, federal securities laws may require you to resolicit security holders.

4.   In the first full paragraph on page 248, you cite as support for the 50/50 exchange value allocation between ESBA and ESBC the fact that, historically, agreements have been made to extend the operating leases. We note that on January 1, 2010, Malkin Holdings L.L.C., on behalf of Empire State Building Associates L.L.C., renewed the Master Lease of the Empire State Building for the second renewal term, and then consented to the exercise of early renewal options for an additional 42 years, commencing January 4, 2034. We also note that Section 4 of the Participating Agreement of ESBA requires consent of all participants to renew or modify the Master Lease.   Please file the information related to this vote or explain how the renewals are consistent with the Participating Agreement if no vote was taken.

5.   Please disclose who owns the supervisor, Malkin Holdings, LLC.

6.   Please include updated financial statements in your next amendment.

Cover Page

7. Please limit the cover page disclosure to information required by Item 501 of Regulation S-K and basic information regarding the proposals upon which investors are voting (e.g., summaries of the consolidation and the third party portfolio proposal, as well as a summary of the buyout provision).

Questions and Answers about the Consolidation, page 1

8. Please reorder the Q&A section so that investors can more easily understand what they will receive if they vote yes to the consolidation and the consolidation is approved. For example, after the first Q&A, "What am I being asked to approve," please explain the consideration that an investor would receive such as in the Q&A on page 6 "What will I be entitled to receive if I vote "FOR" the consolidation ..." It seems that the next Q&A should then disclose the possible valuation of that consideration as described in the Q&A on page 10 "How many operating partnership units and shares of common stock will I be entitled to receive …" followed by the Q&A on page 8 "How was the value of my participation interest determined?" Please highlight the fact that investors will not know at the time of the vote the actual amount of consideration they will receive. Please also include a summary of your sensitivity analysis showing the hypothetical per unit valuations based on a reasonable range of estimated IPO enterprise values as similar to your chart on page 10.

9. Please add a Q&A that discusses the vote required for each proposal to be approved. Please clearly disclose that if any one of the three participation groups in ESBA votes "no," the proposal will not be approved.

Q: Who will pay transaction expenses…, page 6

10. Please disclose proportionate expenses to date, as well as estimated expenses, for each subject LLC.

Q: Will I receive a distribution of cash from my subject LLC…, page 7

11. Please discuss and quantify the impact on this distribution if a participant consents to the voluntary pro rata reimbursement program. Also, please clarify whether this distribution is taxable. To this end, we note your related disclosure on page 521. Please make similar revisions to your related disclosure on pages 55 and 192.

Q: What will I be entitled to receive if I don't vote "FOR" the consolidation…, page 6

12.   We note your disclosure that a participant may be bought out even if the consolidation is not consummated. We also note that the language in Section 7 of the Participating Agreement does not seem to contemplate whether a buyout would occur if the action ends up not being taken. Please advise us as to the basis of your position.

Benefits of Participation in the Consolidation, page 39

Risk of Reduction in Distributions if Consolidation is Not Consummated, page 41

13.   Refer to the last sentence of the last full paragraph on page 41. Please explain the phrase "without having requested an extension of the term of the operating lease." We note that on January 1, 2010, Malkin Holdings L.L.C., on behalf of Empire State Building Associates L.L.C., renewed the Lease and Sublease of the Empire State Building for the second renewal term and consented to early renewals for subsequent terms.

The Consolidation, page 54

Principal Components of the Consolidation, page 54

The Consolidation, page 55

14.   Please reconcile the expected cash amounts to be received by the non-accredited investors in the private entities, $85 million, and by charitable organizations, $1.05 billion, to your disclosure in the pro forma financial statements, that such investors will receive $768 million in cash.

15.   In the first full paragraph on page 59, please tell us whether the $400 million commitment agreement is enforceable and provide your analysis as to why you have not filed this as an exhibit under Item 601 of Regulation S-K. In addition, please clarify in the prospectus that the $800 secured revolving and term credit facility is in addition to the $500 million term loan already outstanding, which is disclosed on page 157. Also revise accordingly the risk factor on pages 130-131 to clarify that the $800 million credit facility will be in addition to the total consolidated indebtedness of approximately $1.08 billion upon completion of the IPO.

Voting Procedures for the Consolidation Proposal and the Third-Party Portfolio Proposal, page 85

16.   We note the language on page 85 that the supervisor may extend the solicitation period for one or more proposals for one or more subject LLCs or participating groups without extending for others. Please advise us whether the solicitation period may be extended indefinitely under state law. Similarly, please advise us as to whether state law would

allow for the possibility of ending the solicitation period for one or two participation groups once the requisite 80% consent has been received but then extending indefinitely the solicitation period for the other participation group(s) that have not yet reached the 80% threshold.

Background of and Reasons for the Consolidation, page 151

17.   Please revise to include a discussion of the supervisor's recent contact and agreements with investors. Please see Item 907(a) of Regulation S-K.

18.   Refer to footnotes (1), (4) and (6) of the chart on pages 153-154. Please disclose upon whose economic interest Malkin Holdings group is acting with respect to these interests, and disclose the amount of that economic interest.

Comparison of Distributions by the Subject LLCs and the Company, page 177

Comparison, page 177

19.   Please tell us, and disclose in your next amendment, how the estimated initial distribution numbers in the table appearing on page 177 were calculated, and reconcile these amounts to the estimated annual distributions disclosed in the table on page 181.

Distributions by the Company, page 179

20.   With respect to your adjustments for cash flows used in investing activities, please include deductions for tenant improvements and leasing commissions contractually required in next 12 months for leases signed prior to the date of this prospectus and estimates of these costs for any leases you have assumed for purposes of this table will be renewed in the next 12 months. In addition, please include deductions for recurring capital expenditures based on the greater of your historical recurring capital expenditures (if available) or a reasonable estimate of your recurring capital expenditures over the next 12 months. Please also disclose how you characterize a capital expenditure as "recurring" for these purposes. For purposes of this table, you should not reduce the adjustments by any assumed financing. We would not object to footnote disclosure about your intention to use financing for any of these costs.

21.   With respect to your adjustment for scheduled loan principal repayments, please clarify in your footnote whether refinancings have been assumed for debt maturing during the next 12 months.

Third-Party Portfolio Proposal, page 221

22.   Please disclose whether you are undertaking or engaged in any current negotiations with respect to a third-party portfolio transaction, and whether you have an agreement in

principle with any party that relates to such a transaction, whether written or oral. Please also revise your disclosure in the fourth paragraph on page 222 to indicate that you will provide information to security holders regarding offers received during the solicitation period. Alternatively, you may provide an analysis as to why you believe that this information would not be material to security holders within the meaning of Rule 14a-9.

23. Please disclose, if true, that any third party portfolio transaction will not include any purchase price adjustments, earn-outs, or any other similar or contingent payments.

24. Please disclose clearly that security holders will be providing their consent to a third party portfolio transaction without any knowledge regarding: the negotiation or solicitation of competing transactions; termination provisions and termination fees; tax matters and accounting treatment; non-competition and non-solicitation provisions; financing provisions; or the identity of the buyer.

25. Disclosure indicates that the third party portfolio transaction could be "for the portfolio as a whole," but also, in certain circumstances, for only a portion of the portfolio. Please disclose whether there is any minimum limitation on the sale process, or if, for instance, the sale could pertain only to the assets of a single subject LLC.

26. Please clearly disclose and emphasize that the final transaction, as agreed to by the supervisor within the described restrictions, will not be subject to further approval or action by security holders.

27. Please disclose the projected time frame for the distribution of cash and/or securities to participants, and the subsequent liquidation, in the context of both the third party portfolio proposal and the consolidation/IPO. Please also disclose the material terms of the proposed liquidation proposal, including any provisions for the payment of outstanding claims and/or the escrow of funds with respect thereto. Please also set out the liquidation as a separate proposal on your form of consent, and provide a separate section in your document containing complete disclosure regarding the liquidation process, or advise. See Rule 14a-4(a)(3) and the Fifth Supplement to the Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations (published September 2004).

28. We note your disclosure that the Malkin Family will have the right to elect to receive securities only on the same proportional basis as other participants. Please tell us, with a view towards revised disclosure, whether the same will be true for all other affiliates of, and investors in, the consolidated entities.

29. In the first bullet point on the top of page 222, please make clear that no other affiliate of any constituent entity will be an affiliate, employee, etc. of the acquiror, or any of its affiliates or subsidiaries, either before or after the closing, or advise security holders of the risk of the application of Rule 13e-3 to the transaction. See Interpretative Responses

201.05 and 201.06 in the Compliance and Disclosure Interpretations relating to Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3. We also note in this regard the disclosure in the third full paragraph on page 222, which could implicate Rule 13e-3. Also in this first bullet point, please disclose that no such person will receive any compensation or any other consideration from the acquiror or any of its subsidiaries or affiliates, or advise.

30. Please disclose how you will ensure that the Malkin Family, in particular, will not be affiliates of the acquiror, if they take an equity interest in the acquiror.

31. Please disclose, if accurate, that unlike with respect to the proposed consolidation, it is not possible to calculate estimated distributions.

32. Please disclose whether the 10% voluntary capital overrides will be triggered by a sale to a third party.

Fairness Opinion, page 238

33. We note that Duff & Phelps's opinion will reflect financial information dated at least 6 months prior to security holder action, and that consents will be obtained subsequent to the fiscal year end. Please disclose whether any material changes in the subject LLCs' operations, performance or in any of the projections or assumptions upon which Duff & Phelps based its opinion have occurred since June 30, 2012 or are anticipated to occur before expiration of the solicitation.

Appraised Value of the Management Companies, page 249

34. We note your response to comment 23 from our letter dated August 31, 2012. It is our understanding that, at least in the case of ESBA, there are two different types of overrides—voluntary capital transaction overrides and a second type of override, which is payable pursuant to the original offering documents and provides the supervisor the right to receive certain additional payments, including a payment equal to 6% of any distributions of overage rent received. Your response to comment 23 speaks to the former (i.e., the voluntary capital transaction override); we were focused on the latter. We note from your disclosure on page 249 that the appraised value of the management companies contemplates unpaid cash overrides that are accrued but unpaid. Please clarify for us whether future overrides were considered with respect to the appraised value of the management companies.

35.   We note your disclosure on page 249 that the increases in fees payable to the supervisor "*could have* increased the appraised value of the supervisor…[emphasis added]." It seems that this fee increase would have necessarily increased the appraised value, since the value was calculated based on discounted cash flow. Please revise or advise. In addition, please quantify the amount of the fee before and after the increase, disclose when the increase took place and how (e.g., pursuant to a shareholder vote?).

Legal Proceedings, page 442

36.   Please briefly describe the terms of the settlement, including the amount of the settlement and the portion that must be paid in cash, in the summary section. Please also file the settlement agreement or tell us why it is not appropriate.

U.S. Federal Income Tax Consequences of the Consolidation, page 517

37.   Please discuss any tax implications that may arise when an investor converts OPUs into Class A shares.

Unaudited Pro Forma Financial Information, page F-5

38.   We note that you have made pro forma adjustments for the LTIP units you expect to grant to independent directors, officers and certain other employees upon completion of the IPO. Please tell us how you determined this adjustment was factually supportable as required by Article 11 of Regulation S-X. In this regard, we note that the disclosure throughout your filing states that you may issue these units and/or that you intend to issue these units.

2. Adjustments to the Pro Forma Condensed Consolidated Statements of income (in thousands except per share amounts), page F-26

Adjustment (CC)(6), page F-32

39.   Please expand this footnote to show how you calculated the adjustments to depreciation and amortization.

Adjustment (KK), page F-33

40.   Please expand your disclosure to discuss the interest rates used in your calculations and the basis for the interest rates.

Adjustment (RR), page F-34

41.   We note the revisions to your pro forma information regarding roll-up expenses and that you have determined roll-up expenses to include formation transaction costs and

incremental internal pre-formation costs incurred and expensed in connection with the consolidation and IPO. You also disclose that you did not include other incremental costs incurred in connection with the consolidation and IPO. Please tell us and disclose your basis for not including these other costs. Also, please explain in your disclosure how the amounts you determined to be roll-up expenses relate to the expenses disclosed on page 263, and please quantitatively reconcile the amounts for us in your response.

Exhibits

42.   We note that the signatories have been left off of two participation agreements, filed as exhibits 99.3 and 99.17. Please file the full agreements, or, to the extent you seek to maintain confidentiality of the signatories, please file an application for confidential treatment related to these exhibits or advise.

Form S-11

The Company, page 1

43.   Refer to the last sentence of the carryover paragraph on page 2. Please quantify the anticipated breakdown of operating cash flow and borrowings that will be used to fund capital improvements, if known.

Manhattan Office Market, page 3

44.   We note your revised disclosure in this section. Please define "Class B/C space" or provide a cross reference to a description.

Our outstanding indebtedness upon completion of this offering…, page 40

45.   We note your revised disclosure, which indicates that your credit facilities are expected to include covenants which may restrict your ability to pay dividends if you fail to meet certain tests. Please expand upon this disclosure to describe the expected covenants and tests, to the extent known.

Underwriting, page 302

46.   Please discuss and quantify in this section any use of proceeds going to an affiliate of your underwriter. We note from your disclosure in the Use of Proceeds section on page 68 that you intend to use offering proceeds to pay costs of the expected new secured revolving and term credit facility.

Part II

Item 33. Recent Sales of Unregistered Securities, page 11-1

47.   We note your disclosure in this section, which relies on the exemption provided by Section 4(2). However, your disclosure in the carryover paragraph at the top of page 13 indicates that you may have relied upon an exemption from registration provided by Regulation D of the Securities Act with respect to the formation transactions. Please revise your disclosure in this section to provide the details regarding any exemptions under Regulation D upon which you relied or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statements please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. Please allow adequate time for us to review any amendments prior to the requested effective date of the registration statements.

You may contact Eric McPhee at (202) 551-3693 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or David L. Orlic, Special Counsel, Office of Mergers and Acquisitions, at 202-551-3503 with any other questions. If you require further assistance you may contact me at (202) 551-3233.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief